As filed with the Securities and Exchange Commission on March 15, 2007

Registration No.  333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

NEW PLAN EXCEL REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland
(State or other jurisdiction of	33-0160389
incorporation or organization)	(I.R.S. Employer Identification No.)

420 Lexington Avenue

New York, New York 10170

(212) 869-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven F. Siegel, Esq.

Executive Vice President, General Counsel and Secretary

New Plan Excel Realty Trust, Inc.

420 Lexington Avenue

New York, New York 10170 (212) 869-3000

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

J. Warren Gorrell, Jr., Esq.

David W. Bonser, Esq.

Hogan & Hartson LLP

Columbia Square

555 Thirteenth Street, N.W.

Washington, D.C. 20004-1109

(202) 637-5600

Approximate date of commencement of proposed sale of the securities to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering	Aggregate	Amount of
Securities to Be Registered	Be Registered (1)	Price Per Unit (2)	Offering Price(2)	Registration Fee
Common Stock, par value $0.01 per share	1,343,807	$33.28	44,721,897	$1,373

(1)          Including an indeterminate number of shares which may be issued with respect to such shares of common stock by way of a stock dividend, stock split or in connection with a stock combination, recapitalization, merger, consolidation or otherwise.

(2)          Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices of the common stock as reported on the New York Stock Exchange on March 13, 2007.

PROSPECTUS

1,343,807 Shares

NEW PLAN EXCEL REALTY TRUST, INC.

Common Stock

(Par Value $0.01 Per Share)

This prospectus relates to the possible issuance of up to 1,343,807 shares of our common stock (the “Redemption Shares”) to certain holders of units of limited partnership interest in Excel Realty Partners, L.P., upon tender of those units for redemption.  We will not receive any cash proceeds from the issuance of the Redemption Shares to the holders of units tendered for redemption or any subsequent sale of the Redemption Shares by such unit holders, but we will acquire units from the redeeming unit holders in exchange for any shares of our common stock we may issue pursuant to this prospectus.

On February 16, 2005, we acquired Hillcrest Shopping Center, a shopping center located in Spartanburg, South Carolina.  On November 10, 2005, we acquired a partial interest in two properties located in Montgomery, Alabama, known as The Shoppes at EastChase and EastChase Plaza, as well as certain related outparcels of land.  On December 1, 2006, we acquired a property located in Glastonbury, Connecticut, known as Fox Run Mall.  Pursuant to the terms of these transactions, an aggregate of 612,763 units of limited partnership interest in Excel Realty Partners, L.P. were issued to Hillcrest Shopping Complex, LLC and Gordon Farms, Inc. (the “Hillcrest Units”), an aggregate of 555,159 units of limited partnership interest in Excel Realty Partners, L.P. were issued to Jessamine Associates, Ltd. and Wilchase, LLC (the “EastChase Units”), and an aggregate of 175,885 units of limited partnership interest in Excel Realty Partners, L.P. were issued to the members of Mt. Frissel Partners, LLC, including Carpenter Fox Run, LLC, Phillip C. Vitali, Darren D. Messina, John D. Hamilton, Jr., I. Jefferson McKenzie, Peter A. Diana, Ellen P. Hyde and Matthew Abusheery (the “Fox Run Units”).  Beginning on March 1, 2007, with respect to the EastChase Units, and beginning on March 15, 2007, with respect to the Hillcrest Units and the Fox Run Units, these units became or will become, as applicable, redeemable by the holders thereof for cash or, at our option, shares of our common stock, on a one-for-one basis (subject to adjustment in the event of stock splits, stock dividends and similar events in the future).  We are registering the Redemption Shares being offered by this prospectus pursuant to contractual obligations under three registration rights agreements, one with respect to each transaction discussed above, in order to permit the redeeming unit holders to offer or sell such shares without restriction, in the open market or otherwise.  However, the registration of the Redemption Shares does not necessarily mean that any of the units will be tendered for redemption or that we will in fact issue any of the common stock upon redemption, or that if issued, such holders will offer or sell any of their Redemption Shares.

We will pay all expenses incident to the registration of the Redemption Shares offered herein (other than brokerage and sales commissions, fees and disbursements of the unit holders’ counsel, accountants and other advisors, and transfer taxes, if any, relating to the sale or disposition of the Redemption Shares).

Our common stock is listed on the New York Stock Exchange under the symbol “NXL.”  On March 14, 2007, the last reported sales price of our common stock, as reported on the New York Stock Exchange, was $33.25 per share.  In order to maintain our qualification as a real estate investment trust for federal income tax purposes, our charter limits the amount of capital stock that may be owned by a single person or an affiliated group.  See “Description of Capital Stock—Restrictions on Ownership of Capital Stock.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 of this prospectus as well as the risk factors relating to our business that our incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 15, 2007

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different or additional information.  If anyone provides you with different or additional information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  The information appearing in this prospectus and the documents incorporated by reference herein is accurate only as of their respective dates or on other dates which are specified in those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

i

 ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and   Exchange Commission, or SEC. This prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits.  Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete.  If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus together with any additional information you may need to make your investment decision.  You should also read and carefully consider the information in the documents we have referred you to in “Where to Find Additional Information” below.  Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus.  Any information in such subsequent filings that is inconsistent with this prospectus will  supersede the information in this prospectus or any earlier prospectus supplement.

When used in this prospectus, except where the context otherwise requires, the terms “we”, “our”, “us” and “the Company,” refer to New Plan Excel Realty Trust, Inc. and, where appropriate, its subsidiaries.  All references to “common stock” refer to our common stock, par value $.01 per share. All references to “units” refer to the units of limited partnership interest in Excel Realty Partners, L.P.  All references to the “Partnership” refer to Excel Realty Partners, L.P.

WHERE TO FIND ADDITIONAL INFORMATION AND INCORPORATION OF CERTAIN
INFORMATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy materials we have filed with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room.  Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov.  You may also read and copy our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.  In addition, we maintain an Internet website that contains information about us at www.newplan.com.  Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

The SEC allows us to “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information.  The information incorporated by reference is considered to be a part of this prospectus, and the information we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below, the file number for each of which is 001-12244, that have been previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•                  our Annual Report on Form 10-K for the year ended December 31, 2006;

•                  our Current Reports on Form 8-K filed with the SEC on February 28, 2007, March 2, 2007, March 2, 2007 and March 15, 2007; and

•                  the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 30, 1993, filed under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and all amendments or reports filed with the SEC for purposes of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the offering is terminated; provided, however, that we are not incorporating by reference any additional documents or information furnished and not filed with the SEC.

You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC or New York Stock Exchange as described above.  You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost, by writing or telephoning our General Counsel at:

New Plan Excel Realty Trust, Inc.

420 Lexington Avenue

New York, New York 10170

(212) 869-3000

You should rely only on the information provided or incorporated by reference into this prospectus and any applicable supplement to this prospectus or any “free writing prospectus” we may authorize to be delivered to you.  Readers should not assume that the information in this prospectus and any applicable supplement or “free writing prospectus” is accurate as of any date other than the date on the front cover of the document.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act.  Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated.  Future events and actual results, performance, transactions or achievements, financial or otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements.  Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

•                  national or local economic, business, real estate and other market conditions, including the ability of the general economy to recover timely from economic downturns;

•                  the competitive environment in which we operate;

•                  property ownership and management risks;

•                  financial risks, such as the inability to obtain debt or equity financing on favorable terms;

•                  possible future downgrades in our credit rating;

•                  the level and volatility of interest rates and changes in the capitalization rates with respect to the acquisition and disposition of properties;

•                  financial stability of tenants, including the ability of tenants to pay rent, the decision of tenants to close stores and the effect of bankruptcy laws;

•                  the ability to maintain our status as a real estate investment trust, or REIT, for federal income tax purposes;

•                  governmental approvals, actions and initiatives;

•                  environmental/safety requirements and costs;

•                  risks of real estate acquisition and development, including the failure of pending developments and redevelopments to be completed on time and within budget and the failure of newly acquired or developed properties to perform as expected;

•                  risks of disposition strategies, including the failure to complete sales on a timely basis and the failure to reinvest sale proceeds in a manner that generates favorable returns;

•                  risks of joint venture activities; and

•                  other risks identified in the sections titled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2006, and, from time to time, in other reports we file with the SEC or in other documents that we publicly disseminate.

We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

The redemption of your units and the ownership of our common stock involve various risks.  In addition to the risk factors included in our most recent annual report on Form 10-K filed with the SEC and the other documents incorporated herein by reference, you should consider carefully the following material risks in conjunction with the other information contained or incorporated by reference in this prospectus.

Special Considerations Applicable to Redeeming Unit Holders

If you redeem your units, you may incur adverse tax consequences.

The exercise of your right to require the redemption of your units will be treated for tax purposes as a sale of your units.  This sale generally will be fully taxable to you, and you generally will be treated as realizing for tax purposes an amount equal to the sum of the cash and/or the value of the common stock received in the exchange plus the amount of the Partnership liabilities considered allocable to the redeemed units at the time of the redemption.  Depending upon your particular circumstances, it is possible that the amount of gain recognized, or even the tax liability resulting from that gain, could exceed the amount of cash and the value of other property, such as the shares of common stock, received upon the disposition.  See “Redemption of Units—Tax Consequences of Redemption” for more information on these tax consequences.

The nature of your investment will change upon a redemption of your units.

Holders of units may tender their units to the Partnership for cash redemption.  Upon redemption, we may instead elect to exchange the holders’ units for shares of our common stock.  If you exercise your right to require the redemption of your units, you may receive cash or, at our election, shares of common stock in exchange for the units.  If you receive cash, you will no longer have any interest in the Partnership or us, will not benefit from any subsequent increases in share price of our common stock and will not receive any future distributions from the Partnership or us (unless you currently own or acquire in the future additional shares of common stock or units).  If you receive shares of common stock, you will become our stockholder rather than a holder of units in the Partnership.  Although the nature of an investment in shares of common stock is substantially equivalent economically to an investment in units in the Partnership, there are some differences between ownership of units and ownership of common stock.  These differences, some of which may be material to you, are discussed in “Comparison of Ownership of Units and Common Stock.”

THE COMPANY

General

We are one of the nation’s largest owners, managers and developers of community and neighborhood shopping centers. As of December 31, 2006, we owned interests in 467 properties in 38 states, including 289 wholly-owned properties and one property held through a consolidated joint venture (collectively, our “consolidated portfolio”), as well as 177 properties held through unconsolidated joint ventures.  The 467 properties include 453 community and neighborhood shopping centers with approximately 67.6 million square feet of gross leasable area (“GLA”), and 14 related retail assets with approximately 0.7 million square feet of GLA. In addition, we manage three properties, with approximately 0.7 million square feet of GLA, on behalf of third-party owners.  Our consolidated portfolio includes 278 community and neighborhood shopping centers with approximately 40.7 million square feet of GLA and 12 related retail assets with approximately 0.7 million square feet of GLA. At December 31, 2006, the GLA for our consolidated portfolio was approximately 90.7% leased and the GLA for our total portfolio, including our pro rata share of joint venture properties, was approximately 90.9% leased.

Our strategy is to own and manage a quality portfolio of commercial retail properties, primarily community and neighborhood shopping centers, which will provide increasing cash flow while protecting investor capital and providing potential for capital appreciation. We seek to implement this strategy by:

•                  aggressively managing, and where appropriate, redeveloping and upgrading our properties;

•                  selectively pursuing new development opportunities;

•                  selectively acquiring well-located commercial retail properties, primarily community and neighborhood shopping centers, either on an individual basis, in portfolio or corporate transactions, or through joint venture arrangements;

•                  effecting strategic asset dispositions and recycling the capital created by those transactions;

•                  providing retail real estate advisory services;

•                  generating fee income through the management of properties owned by joint ventures in which we have an economic interest, as well as properties owned by independent third parties;

•                  seeking to reduce risk through geographic, tenant and retail format diversification of our portfolio; and

•                  continuing to maintain a strong and flexible financial position.

By focusing our portfolio primarily on community and neighborhood shopping centers with anchors and other tenants providing “everyday necessities,” we believe that our risk due to economic cycles is minimized.

Our ownership interests in real estate consist of our consolidated portfolio, which includes wholly-owned properties and properties consolidated in accordance with the provisions of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities or in accordance with the provisions of Emerging Issues Task Force Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, and our unconsolidated joint venture portfolio, which includes properties owned by joint ventures in which we have an economic interest. By entering into strategic joint ventures with institutional investors and other partners, we are able to generate capital sources for redevelopment, new development and acquisitions, as well as create an opportunity to earn fees for property management, leasing and other related services. Our joint ventures may grow through acquisitions from third parties or direct purchases from us. We, together with our joint venture partners, apply similar operating, investing and capital strategies to the portfolios owned by our joint ventures as we do with respect to our consolidated portfolio.

We are a self-administered and self-managed equity real estate investment trust, or REIT, that was formed in 1972 and is incorporated in Maryland. As of December 31, 2006, we employed approximately 440 individuals (including executive, administrative and field personnel).  We maintain our principal executive offices at 420 Lexington Avenue, New York, New York 10170, where our telephone number is (212) 869-3000.

Recent Developments

As previously disclosed, on February 27, 2007, we and the Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Super IntermediateCo LLC, a Maryland limited liability company (“Parent”), Super MergerSub Inc., a Maryland corporation and a wholly owned subsidiary of Parent (“MergerSub”), and Super DownREIT MergerSub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Super REIT MergerSub” and together with MergerSub, Super DownREIT Acquisition L.P., and Parent, the “Buyer Parties”).  The Buyer Parties are affiliates of Centro Properties Group (“Centro”), an Australian public real estate company that specializes in the ownership, management and development of shopping centers, with substantial retail property holdings in Australasia and the United States.

Pursuant to the terms and subject to the conditions of the Merger Agreement, on March 8, 2007, MergerSub commenced a tender offer (together with any amendment or supplements thereto, the “Offer”) to purchase for cash all of our outstanding shares of common stock, at a price of $33.15 per share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes.  Following the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, MergerSub will merge with and into us, with us continuing as the surviving corporation (the “New Plan Merger”), and each outstanding share of common stock not acquired in the Offer will be converted into, and cancelled in exchange for, the right to receive an amount in cash equal to the Offer Price per share, without interest thereon and subject to any required withholding taxes.  In connection with the Offer and the New Plan Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, Super DownREIT Acquisition L.P., a Delaware limited partnership in which DownREIT MergerSub is the sole general partner, will merge with and into the Partnership (the “Partnership Merger”, and collectively with the New Plan Merger, the “Mergers”), with the Partnership continuing as the surviving entity (the “Surviving Partnership”).

In the Partnership Merger, each holder of units in the Partnership will have the option to elect to receive, for each of their units, as adjusted, either: (a) one fully-paid Class A Preferred Unit of the Surviving Partnership, or (b) cash in an amount equal to $33.15, without interest and less applicable withholding taxes, which is the same cash consideration that our common stockholders are being offered in the Offer and the New Plan Merger, or such higher cash amount being offered to our common stockholders pursuant to any amended Offer.  For more information about the terms of the Mergers, please see our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 2, 2007.  In addition, each unit holder in the Partnership has received, or will receive, supplemental materials relating to the Partnership Merger, and the election that such unit holder is being asked to make in connection with the Partnership Merger.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Redemption Shares to the unit holders upon receiving a notice of redemption, but we will acquire units in the Partnership from the redeeming unit holders in exchange for any shares of common stock we issue pursuant to this prospectus.

REDEMPTION OF UNITS

General Information Applicable to Redeeming Unit Holders

You may, subject to certain limitations and only after certain specified dates, require that the Partnership redeem all or a portion of your units for cash, or at the general partner’s election, for shares of our common stock (on a one-for-one basis, subject to certain adjustments, unless the general partner otherwise agrees).  The number of shares of common stock for which you may redeem your units is subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events.

Each unit holder must notify the general partner of its desire to require the Partnership to redeem its units by delivering a notice of redemption, in substantially the form attached as an exhibit to the partnership agreement, to the general partner.  Such holder shall have the right to receive an amount of cash from the Partnership equal to the Cash Amount (as defined in the partnership agreement) on the Specified Redemption Date (as defined in the partnership agreement).  However, if the general partner elects to acquire such tendered units in exchange for shares of our common stock (the Redemption Shares), the holder shall have no right to cause the Partnership to redeem the units for cash.  Such an acquisition of the units by the general partner will be treated as a sale of the units by the redeeming unit holders to the general partner for federal income tax purposes. See “—Tax Consequences of Redemption” below.  Upon redemption on the Specified Redemption Date, such holder’s rights to receive distributions with respect to the units will cease (but if such units are redeemed for shares of our common stock, the holder will have rights as our stockholder from the time of its acquisition of the shares of common stock) and such holder will cease to be a limited partner of the Partnership as to those units redeemed.

If the general partner elects to satisfy any redemption right exercised by a unit holder through issuance of our common stock, such Redemption Shares will be delivered as duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction, other than those provided in our charter and bylaws, the Securities Act and relevant state securities or blue sky laws with respect to such shares of common stock.  Notwithstanding any delay in such delivery, a holder shall be deemed the owner of such Redemption Shares and rights for all purposes, including, without limitation, rights to vote or consent, receive dividends, and exercise rights, as of the Specified Redemption Date.

Certain Conditions to Redemption

Notwithstanding anything contained herein to the contrary, your redemption rights are subject to certain conditions, including, but not limited to, the following:

•                  In order to protect our status as a REIT, no unit holder shall be entitled to effect a redemption, if such redemption would cause such holder or any other person to violate the provisions of our charter.

•                  No unit holder may effect a redemption to the extent that the aggregate units of the limited partners would be reduced, as a result of the redemption, to less than one percent of all units outstanding immediately prior to delivery of the notice of redemption.

•                  No unit holder may effect a redemption for less than 500 units, or if such holder holds less than 500 units, all of the units held by such holder.

•                  Any redemption must be made in increments of $1,000,000, or if such holder holds less than $1,000,000 of units, any redemption must be for all of the units held by such holder.

•                  Except for the holders of the EastChase Units, no unit holder may effect a redemption more than once in any twelve month period.

•                  Without the consent of the general partner, no unit holder may effect a redemption of units within 90 days following the closing of any prior registered public offering of shares of our common stock by the general partner, except that with respect to the EastChase Units, unit holders may effect a redemption of such units with a maximum aggregate value of $2,000,000 during such 90-day period.

In addition, unit holders may not effect a redemption during the period after the record date established by the general partner for a distribution from the Partnership to the partners in the Partnership and prior to the record date established by the general partner for a distribution to its shareholders of some or all of its portion of such distribution, except that with respect to the EastChase Units, unit holders may effect a redemption during such period provided that such unit holder pay over to us any such distribution received.

Registration Rights

We are registering the Redemption Shares being offered by this prospectus pursuant to contractual obligations under three registration rights agreements, dated as of (i) February 16, 2005, between us and Hillcrest Shopping Complex, LLC and Gordon Farms, Inc., (ii) November 10, 2005, between us and Wilchase, LLC and Jessamine Associates, Ltd. and (iii) December 1, 2006, between us and the members of Mt. Frissel Partners, LLC.  Pursuant to the registration rights agreements, we have agreed to pay all expenses incident to the registration of the Redemption Shares (other than brokerage and sales commissions, fees and disbursements of holders’ counsel, accountants and other advisors, and transfer taxes, if any, relating to the sale or disposition of the offered shares).

Tax Consequences of Redemption

The following discussion summarizes certain federal income tax considerations that may be relevant to a holder who exercises such holder’s right to require the redemption of such holder’s units.  (A holder’s right to require the redemption of units is referred to in the remainder of this section as the “Redemption Right.”)  Because the specific tax consequences to a holder exercising such holder’s Redemption Right will depend upon the specific circumstances of that holder, each holder considering exercising the Redemption Right is strongly urged to consult such holder’s own tax advisor regarding the specific federal, state, local and non-U.S. tax consequences to such holder of the exercise of the Redemption Right in light of such holder’s specific circumstances.

Tax Treatment of Redemption of Units

Although the matter is not free from doubt, to the extent that we assume and perform the redemption obligation, the redemption likely would be treated for tax purposes as a sale of units to us in a fully taxable transaction.  In that event, such sale will be fully taxable to the redeeming holder and such redeeming holder will be treated as realizing for tax purposes an amount equal to the value of the common stock received in the exchange plus the amount of Partnership nonrecourse liabilities allocable to the redeemed units at the time of the redemption.  The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

Although the matter is not free from doubt, to the extent that we do not elect to assume the obligation to redeem a holder’s units, the Partnership will redeem such units for cash.  If the Partnership redeems units with cash that we contribute to the Partnership to effect such redemption, the redemption of those units likely would be treated for tax purposes as a sale of such units to us in a fully taxable transaction.  In that event, the redeeming holder would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of Partnership nonrecourse liabilities allocable to the redeemed units at the time of the redemption.  The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

Furthermore, in the case of a holder that is an individual or a taxable trust or estate, a portion of any long-term gain recognized on a redemption for cash or stock and which is treated, as described above, as a sale of such units for U.S. federal income tax purposes, may be characterized as unrecaptured Section 1250 gain and subject to an increased capital gain tax rate of 25%.  The Treasury Department has promulgated regulations which provide that a partner selling a partnership interest with a long-term holding period generally recognizes “Section 1250 capital gain” (from which the partner calculates his or her unrecaptured Section 1250 gain) equal to the gain that would be allocated to such partner (to the extent attributable to the portion of the partnership interest transferred that was held for more than one year) if the partnership sold all of its Section 1250 property for fair market value immediately before the partner transferred its interest.  The assets of the Partnership do currently have unrecaptured Section 1250 gain associated with them, so that you holder should expect to recognize Section 1250 capital gain under the Section 1250 look-through rule if you elect to exchange your units for cash. The amount of a holder’s long-term capital gain (after the application of Code Section 751(a) as described below) that is not taxed at the increased rate for Section 1250 capital gain will be taxed at regular long-term capital gain rates.

Subject to the discussion below regarding disguised sales, if, instead, the Partnership redeems a holder’s units for cash that is not contributed by us to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that if the holder redeems less than all of a holder’s units, the holder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the share of Partnership nonrecourse liabilities allocable to the redeemed units, exceeded the holder’s adjusted basis in all of such holder’s units immediately before the redemption.  In this case, the holder also would not be subject to the rule described above regarding Section 1250 capital gain.

Tax Treatment of Disposition of Units by a U.S. Holder Generally

As used in the remainder of this discussion, the term “U.S. holder” means a beneficial owner of the units that is for United States federal income tax purposes:

1.                                       a citizen or resident alien individual, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (the “Code”), of the United States;

2.                                       a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

3.                                       an estate, the income of which is subject to United States federal income taxation regardless of its source; or

4.                                       in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or a trust that was in existence on August 20, 1996 and has made a valid election to be treated as a U.S. person.

Generally, in the case of an entity treated as a partnership for U.S. federal income tax purposes that holds units, the treatment of its partners generally will depend upon the status of the partner and the activities of the partnership.  This discussion does not address the tax consequences of a redemption of units to persons other than U.S. holders.

If a unit is redeemed from a U.S. holder in a manner that is treated as a sale of the unit, or a U.S. holder otherwise disposes of a unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such unit.  See “Basis of Units” below.  Upon the sale of a unit, the “amount realized” will be measured by the sum of the cash and fair market value of other property (for example, common stock) received plus the portion of Partnership nonrecourse liabilities allocable to the unit sold.  To the extent that the amount of cash or property received plus the allocable share of Partnership nonrecourse liabilities exceeds the holder’s basis for the unit disposed of, such holder will recognize gain.  It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of any other property (e.g., shares of common stock) received upon such disposition.

Except as described below, any gain recognized by a unit holder, other than a “dealer” in units, upon a redemption of units held for more than one year will generally be treated as capital gain or loss.  To the extent, however, that the amount realized upon the sale of a unit attributable to a holder’s share of “unrealized receivables” of the Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income.  Unrealized receivables include, to the extent not previously included in Partnership income, any rights to payment for services rendered or to be rendered.  Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Partnership had sold its assets at their fair market value at the time of the transfer of a unit.

Basis of Units

In general, a holder who received units upon liquidation of a partnership had an initial tax basis in such units (“Initial Basis”) equal to the basis in the liquidated partnership interest at the time of such liquidation.  Similarly, in general, a holder who contributed a partnership interest in exchange for units had an Initial Basis in the units equal to the basis in the contributed partnership interest.  A holder’s Initial Basis in its units generally is increased by (a) such holder’s share of Partnership taxable income, (b) increases in such holder’s share of liabilities of the Partnership and (c) such holder’s subsequent contributions.  Generally, such holder’s basis in units is decreased (but not below zero) by (i) its share of Partnership distributions, (ii) decreases in such holder’s share of liabilities of the Partnership, (iii) such holder’s share of losses of the Partnership, and (iv) such holder’s share of nondeductible expenditures of the Partnership that are not chargeable to capital.

Potential Application of the Disguised Sale Regulations to a Redemption of Units

In the case of a holder who contributed property to the Partnership in exchange for units, there is a possibility that a redemption of units might cause the original transfer of property to the Partnership in exchange for units to be treated as a “disguised sale” of property.  The Code and the Treasury Regulations thereunder (the “Disguised Sale Regulations”) generally provide that, unless one of the prescribed exceptions is applicable or the facts and circumstances clearly establish the absence of a sale, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership.  The Disguised Sale Regulations also provide, however, that if two years have passed between the transfer of money or other consideration (for example, common stock) and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.  The application of the Disguised Sale Regulations is complex.  A holder should consult their tax adviser regarding the consequences under the Disguised Sale Regulations (including any reporting obligations thereunder) to their exercise of the Redemption Right.

DESCRIPTION OF CAPITAL STOCK

The following description sets forth certain general terms and provisions of our capital stock. This description and the description contained in any prospectus supplement are not complete and are subject to and qualified in their entirety by reference to our charter and bylaws, each of which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part, and the Maryland General Corporation Law.

General

The Company has the authority to issue up to 250,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share.  On  December 31, 2006, the Company had approximately 103,420,000 shares of common stock outstanding and 950,000 shares of preferred stock issued and outstanding, consisting of 150,000 of 7.8% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock and 800,000 shares of 7.625% Series E Cumulative Redeemable Preferred Stock.  Each outstanding series of preferred stock is traded as depositary shares, with each depositary share representing a 1/10 fractional interest of a share of preferred stock.

Common Stock

Subject to the preferential rights of any other shares of capital stock, holders of the common stock are entitled to receive dividends when, as and if authorized and declared by our board of directors, out of funds legally available for distribution.  Payment and declaration of dividends on the common stock and purchases of shares thereof by us may be subject to certain restrictions if we fail to pay dividends on any of our outstanding shares of preferred stock.  Upon the distribution of assets in connection with our liquidation, dissolution or winding up, holders of common stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of all our known debts and liabilities and subject to any preferential amounts owed with respect to any outstanding preferred stock.  Subject to certain provisions of Maryland law and our charter and bylaws, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock (such as our 7.8% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock, the holders of which have the right to vote with the holders of the common stock as though part of the same class), the holders of such shares will possess the exclusive voting power.  Holders of common stock will not have cumulative voting rights in the election of directors, which means that holders of a majority of all of the shares of or voting with the common stock for the election of directors will be able to elect all of the directors to be elected by such holders if they choose to do so and, accordingly, the holders of the remaining common stock will be unable to elect any directors.  Holders of shares of common stock will not have preemptive rights, which means they have no right to acquire any additional shares of common stock that may be issued by us at a subsequent date.  Holders of common stock also will have no conversion, sinking fund, redemption, preference or exchange rights.  Subject to the provisions of our charter regarding the restrictions on transfer and limitations on ownership of our common stock or preferred stock, shares of common stock will have equal dividend, liquidation and other rights.  The common stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

Restrictions on Ownership of Capital Stock

For us to continue to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter, subject to certain exceptions, contains certain restrictions on the number of shares of our stock that a person may own. The charter prohibits any person from acquiring or holding, directly or indirectly, shares of our stock in excess of 9.8% (by value or by number of shares, whichever is more restrictive, except only by value in the case of any outstanding preferred stock) of the outstanding shares of each class or series of our stock (except in the case of our Series D Preferred Stock and Series E Preferred Stock, where the prohibition relates to the stated percentage of all outstanding Equity Stock (as defined and explained below) (the “Ownership Limit”). The number and value of shares of our outstanding common stock and preferred stock (collectively, the “Equity Stock”) is required to be determined in good faith, which determination shall be conclusive for all purposes hereof.

Our charter further prohibits (a) any person from beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our stock that resulted in a transfer of shares to the Trust (as defined below), is required to notify us immediately and to provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.  The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to the board of directors and upon at least 15 days’ written notice from a transferee prior to the proposed transfer that, if consummated, would result in the intended transferee beneficially owning shares in excess of the Ownership Limit, and upon such other conditions as the board of directors may direct, may exempt a person from the Ownership Limit (an “Excepted Holder”). In order to be considered by the board of directors as an Excepted Holder, a person also must not own, directly or indirectly, an interest in any of our tenants (or a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of our board of directors that it will not violate the aforementioned restriction. The person also must agree that any violation or attempted violation of the foregoing restriction will result in the automatic transfer of the share of stock causing such violation to the Trust (as defined below).

If any transfer of shares of our stock occurs which, if effective, would result in any person beneficially or constructively owning shares of our stock in excess or in violation of the above transfer or ownership limitations (a “Purported Transferee”), then that number of shares of our stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the “Trust”) for the exclusive benefit of one or more charitable beneficiaries (the “Charitable Beneficiary”), and the Purported Transferee shall not acquire any rights in such shares.  Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in our charter) prior to the date of such violative transfer.  Shares of stock held in the Trust shall be issued and outstanding shares of our stock.  The Purported Transferee shall not benefit economically from ownership of any shares of stock held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of stock held in the Trust. The trustee of the Trust shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary.  Any dividend or other distribution prior to our discovery that shares of stock have been transferred to the trustee of the Trust shall be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee.  Any dividend or distribution so paid to the trustee shall be held in trust for the Charitable Beneficiary.  The Purported Transferee shall have no voting rights with respect to shares of stock held in the Trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the Trust, the trustee of the Trust shall have the authority (at the trustee’s sole discretion) (i) to rescind as void any vote cast by a Purported Transferee prior to our discovery that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the trustee of the Trust acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote.

The trustee of the Trust may transfer the shares of stock held in the Trust to a person, designated by the trustee, whose ownership of the shares will not violate the Ownership Limit or other limitations set forth in our charter.  Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Purported Transferee and to the Charitable Beneficiary as follows.  The Purported Transferee shall receive the lesser of (i) the price paid by the Purported Transferee for the shares or, if the Purported Transferee did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our charter) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares held in the Trust.  Any net sale proceeds in excess of the amount payable to the Purported Transferee shall be paid immediately to the Charitable Beneficiary.  If, prior to our discovery that shares of stock have been transferred to the Trust, such shares are sold by a Purported Transferee, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Purported Transferee received an amount for such shares that exceeds the amount that such Purported Transferee was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the trustee of the Trust upon demand.

In addition, shares of stock held in the Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer.  We shall have the right to accept such offer for a period of 90 days after the later of (i) the date of the purported transfer resulting in a transfer to the Trust and (ii) the date that the board of directors determines in good faith that such transfer occurred.  Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold shall terminate and the trustee of the Trust shall distribute the net proceeds of the sale to the Purported Transferee.

All certificates representing shares of our common stock and preferred stock bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the federal tax code or the regulations promulgated thereunder) of the number or value of outstanding shares of Equity Stock, shall, within 30 days after January 1 of each year, give us written notice stating the name and address of such owner, the number of shares of each class and series of stock which the owner constructively or beneficially owns and a description of the manner in which such shares are held.  Each such owner shall provide us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Ownership Limit.  In addition, each stockholder must provide to us upon demand such information as we may reasonably request in order to assess our continuing status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Equity Stock or otherwise be in the best interest of our stockholders.

Transfer Agent

The registrar and transfer agent for our common stock is Computershare Trust Company, N.A.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following paragraphs summarize certain provisions of Maryland law and our charter and bylaws.  This summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to our charter and bylaws.

Classification of the Board of Directors

Our bylaws provide that the number of directors of the Company may be established by the board of directors but may not be fewer than the minimum number required by the Maryland General Corporation Law (which under most circumstances is three directors) nor more than twenty-one.  Any vacancy may be filled by the stockholders or, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that to fill a vacancy resulting from an increase in the number of directors requires a majority vote of the entire board of directors.  Pursuant to our charter, the directors are divided into three classes.  One class holds office for a term expiring at the annual meeting of stockholders to be held in 2007, another class holds office for a term expiring at the annual meeting of stockholders to be held in 2008 and another class holds office for a term expiring at the annual meeting of stockholders held in 2009.  As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualify.  We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors.

The classified director provision could have the effect of making the replacement of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders.  At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors.  Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.  Holders of common stock will have no right to cumulative voting for the election of directors.  Consequently, at each annual meeting of stockholders, the holders of a majority of shares of common stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

Removal of Directors

Our charter provides that a director may be removed only for cause and by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Business Combinations

The Maryland General Corporation Law prohibits certain “business combinations” between a Maryland corporation and an interested stockholder (which includes any person who beneficially owns ten percent or more of the voting power of the corporation’s shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation) or any affiliate of an interested stockholder for a period of five years after the most recent date on which the interested stockholder becomes an interested stockholder.  These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.

After that five-year period, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least: (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.  These provisions of the Maryland General Corporation Law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

Our board of directors has adopted a resolution providing that we, to the extent permitted by applicable law, elect not to be governed by the provisions of the Maryland General Corporation Law relative to “business combinations,” but no assurances can be given that such resolution will not be modified, amended or revoked in the future or that the provisions of the Maryland General Corporation Law relative to business combinations will not be reinstated or again become applicable to us.

Control Share Acquisitions

The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers of the corporation or by directors who are employees of the corporation.  “Control Shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power.  Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.  A “control share acquisition” means the acquisition of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.  If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights previously have been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved.  If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.  The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.  Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any holder of our stock.  There can be no assurance that such provision will not be amended or eliminated at any time in the future.

The business combination statute and the control share acquisition statute could have the effect of discouraging our acquisition by others and of increasing the difficulty of consummating any such offer.

Amendment to the Charter

Our charter, including its provisions on classification of our board of directors, removal of directors, voting rights of common stock and voting requirements for charter amendments, may be amended only by the affirmative vote of the holders of at least a majority of all of the votes entitled to be cast on the matter, after due authorization, approval and advice of our board of directors.

Dissolution of the Company

The dissolution of the Company must be approved by the affirmative vote of the holders of at least a majority of all of the votes entitled to be cast on the matter, after due authorization, approval and advice of our board of directors.

Advance Notice of Director Nominations and New Business

Our bylaws provide that: (a) with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only: (i) pursuant to the Company’s notice of the meeting, (ii) by or at the direction of our board of directors, or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws; and (b) with respect to special meetings of stockholders, only the business specified in the Company’s notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to our board of directors may be made only (i) pursuant to the Company’s notice of the meeting, (ii) by or at the direction of our board of directors, or (iii) provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

The provisions in our charter on classification of our board of directors, the business combination and the control share acquisition provisions of the Maryland General Corporation Law, and the advance notice provisions of our bylaws could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

Limitation of Liability and Indemnification

The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.  Our charter contains such a provision which eliminates such liability to the maximum extent permitted by the Maryland General Corporation Law.  This provision does not limit our ability or our stockholders’ ability to obtain equitable relief, such as an injunction or rescission.

Our charter and bylaws authorize us to the maximum extent permitted by Maryland law to obligate the Company to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Company.  Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity.  The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.  However, under the Maryland General Corporation Law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.  In addition, the Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.  The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.  It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable.

DESCRIPTION OF UNITS AND PARTNERSHIP AGREEMENT

The material terms and provisions of the units, including a summary of certain provisions of the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of May 19, 2003, as amended by the First Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of December 7, 2004, which we refer to as the “partnership agreement,” are set forth below.  The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the partnership agreement itself, which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part.  For a comparison of the voting and other rights of holders of units and our stockholders, see “Comparison of Ownership of Units and Common Stock.”

Management

The Partnership is a Delaware limited partnership.  New Plan DRP Trust, a Maryland real estate investment trust and our wholly-owned subsidiary, is the sole general partner of the Partnership, and as such has full, exclusive and complete responsibility and discretion in the management and control of the Partnership, subject to certain limited exceptions.  We sometimes refer to New Plan DRP Trust as the “general partner.”  The limited partners of the Partnership, or the “limited partners,” generally have no authority to participate in or exercise control or management power over the business and affairs of the Partnership.  Pursuant to the partnership agreement, we, in addition to the general partner, are obligated to satisfy all of the general partner’s obligations as general partner of the Partnership.

Operations

The Partnership’s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, provided that such business must be conducted in a manner that permits us to be qualified as a REIT.  The partnership agreement provides that distributions of cash will be distributed from time to time as determined by the general partner in accordance with the partnership agreement.  Subject to certain exceptions, the Partnership will also assume and pay when due, or reimburse the general partner for payment of, all costs and expenses relating to the operation of the Partnership.

Ability to Engage in Other Business

The general partner may conduct business of every nature and description, including all activities pertaining to the acquisition and operation of shopping center properties, independently of the Partnership.

Tax Matters

The general partner is the tax matters partner of the Partnership and, as such, generally has authority to make tax elections under the Code on behalf of the Partnership.  The net income or net loss of the Partnership will generally be allocated to the Company and the limited partners in accordance with their priorities of distribution and as otherwise set forth in the partnership agreement, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the regulations promulgated thereunder.

Capital Contributions

If the general partner determines that the Partnership requires additional funds at any time or from time to time in excess of funds available to the Partnership from borrowings or capital contributions, and the general partner borrows such funds from a financial institution or other lender, then the general partner, to the extent permitted by law, will lend such funds to the Partnership on comparable terms and conditions as are applicable to the general partner’s borrowing of such funds.  Additionally, the general partner may contribute, or accept contributions of, any required additional funds as additional capital contributions to the Partnership.

Distributions

The partnership agreement provides for the quarterly distribution of Available Cash (as defined in the partnership agreement) generated during that quarter, as determined in the manner provided in the partnership agreement, to the general partner and the limited partners in proportion to their percentage interests in the Partnership.  Remaining amounts available for distribution generally are allocable ninety-nine percent (99%) to the general partner and one percent (1%) to the limited partners.  The general partner has the exclusive right to declare and cause the Partnership to make distributions as and when the general partner deems appropriate or desirable in its sole discretion.

Redemption Rights

Subject to certain limitations and after certain specified dates, the holders of units have the right to require the Partnership to redeem part or all of their units for cash or, at the general partner’s election, the general partner may acquire such units for shares of our common stock (on a one-for-one basis, subject to certain adjustments, unless the general partner otherwise agrees), provided, however, that a holder of units may not effect a redemption to the extent that it would cause any person to violate any provision of our charter, including those provisions relating to restrictions on ownership and transfer of our capital stock.  See “Description of Capital Stock—Restrictions on Ownership of Capital Stock.”  The number of shares of our common stock for which the unit holders may redeem their units is subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events.

Reimbursement of General Partner; Transactions With the General Partner and its Affiliates

The general partner does not receive any compensation for its services as general partner of the Partnership, except as expressly provided in the partnership agreement.  The general partner, however, as a partner in the Partnership, has the same right to allocations and distributions as other partners in the Partnership.  In addition, the Partnership reimburses the general partner for all expenses it incurs relating to the ongoing operation of the Partnership.  Except as expressly permitted by the partnership agreement, neither the general partner nor any of its affiliates will, directly or indirectly, sell, transfer or convey any property to, purchase any property from, borrow funds from, or lend funds to, the Partnership, except pursuant to transactions that are determined by the general partner in good faith to be fair and reasonable.

Liability of General Partner and Limited Partners

The general partner is liable for the payment of the obligations and debts of the Partnership to the extent not paid by the Partnership.  The limited partners of the Partnership are not required to make additional contributions to the Partnership.  Assuming that a limited partner does not take part in the control of the business of the Partnership and otherwise acts in conformity with the provisions of the partnership agreement, the liability of the limited partner for obligations of the Partnership under the partnership agreement and the Delaware Revised Uniform Limited Partnership Act is limited, subject to certain limited exceptions, generally to the loss of such limited partner’s investment in the Partnership represented by such limited partner’s units.  Furthermore, no amendment to the partnership agreement is permitted to convert a limited partnership interest into a general partnership interest without the approval of by each adversely affected limited partner.

Indemnification

The partnership agreement provides for indemnification of the general partner and the officers and directors of the general partner, and limits the liability of the general partner to the Partnership and its partners for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission if the general partner acted in good faith.

Removal of the General Partner

The partnership agreement provides that the limited partners may not remove the general partner of the Partnership with or without cause, except with the consent of the general partner.

Transferability of Interests

The partnership agreement provides that the general partner may not voluntarily withdraw from the Partnership, or transfer or assign its interest in the Partnership, without the consent of a majority in interest of the limited partners, and only upon the admission of a successor general partner.  Subject to certain limitations and after certain specified dates, the limited partners may transfer their interests in the Partnership to any Qualified Transferee (as defined in the partnership agreement), subject to minimum transfer restrictions and the general partner’s right of first refusal.  No transferee may become a substituted limited partner without the general partner’s consent.

Issuance of Additional Limited Partnership Interests

The general partner is authorized, in its sole and absolute discretion and without the consent of the limited partners, to cause the Partnership to issue additional limited partnership interests to the limited partners or to other persons (including the general partner) for such consideration and upon such terms and conditions as the general partner deems appropriate.

Meetings; Voting

Meetings of the partners may be called by the general partner and shall be called upon the receipt by the general partner of a written request by a majority in interest of the limited partners.  Limited partners may vote either in person or by proxy at meetings.  Any action that is required or permitted to be taken at a meeting of the partners may be taken either at a meeting of the partners or without a meeting if written consents setting forth the action so taken are signed by partners holding a majority of the Partnership units, or such other percentage as expressly provided by the partnership agreement.  The partnership agreement does not provide for annual meetings of the limited partners and we do not anticipate calling such meetings.

Amendment of the Partnership Agreement

Amendments to the partnership agreement may be proposed by the general partner or by a majority in interest of the limited partners.  Generally, the general partner may not, without the consent of the limited partners, amend, modify or terminate the partnership agreement other than to reflect the admission, substitution, termination or withdrawal of partners.  Certain amendments to the partnership agreement that affect the fundamental rights of limited partners (e.g., convert a limited partner interest in the Partnership into a general partner interest, modify the limited liability of a limited partner, alter rights of the partner to receive distributions or allocations, alter or modify redemption rights, and certain other matters) must be approved by each affected limited partner.  Notwithstanding the foregoing, the general partner may, without the consent of the limited partners, amend the partnership agreement (i) to add to the obligations of the general partner or surrender any right or power granted to the general partner or any affiliate of the general partner for the benefit of the limited partners and (ii) as to certain ministerial matters.

Dissolution, Winding Up and Termination

The Partnership will continue in full force and effect until December 31, 2093, or until sooner dissolved upon the bankruptcy, dissolution, withdrawal or termination of the general partner (unless the limited partners elect to continue the Partnership), upon the election of the general partner and the approval of the limited partners, upon an entry of decree of judicial dissolution, upon the sale or other disposition of all or substantially all the assets of the Partnership or upon the redemption of all partnership units of the Partnership other than those held by the general partner.  Upon dissolution, the general partner, or any liquidator, will proceed to liquidate the assets of the Partnership and apply the proceeds from the liquidation in the order of priority set forth in the partnership agreement.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON STOCK

The information below highlights a number of the significant differences between the Partnership and the Company relating to, among other things, form of organization, policies and restrictions, management structure, compensation and fees, voting rights, liability of investors, liquidity and federal income tax considerations.  These comparisons are intended to assist holders of units in understanding how their investment will be changed if they exchange their units for shares of common stock.  THE FOLLOWING DISCUSSION IS A SUMMARY AND DOES NOT CONSTITUTE A COMPLETE DISCUSSION OF THESE MATTERS, AND HOLDERS OF UNITS SHOULD CAREFULLY REVIEW THE BALANCE OF THIS PROSPECTUS, THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART, THE PARTNERSHIP AGREEMENT AND OUR CHARTER FOR ADDITIONAL IMPORTANT INFORMATION ABOUT THE COMPANY.

PARTNERSHIP	COMPANY

Form of Organization and Purposes

The Partnership is organized as a Delaware limited partnership. The Partnership’s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, provided that such business is to be conducted in a manner that permits us to be qualified as a REIT unless we cease to qualify as a REIT. The general partner may cause the Partnership not to take, or to refrain from taking, any action that, in the judgment of the general partner, in its sole and absolute discretion, (i) could adversely affect our ability to continue to qualify as a REIT, (ii) could subject us to any additional taxes under Section 857 or Section 4981 of the Code, or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over us, the general partner, or the Partnership, unless such action (or inaction) is specifically consented to by the general partner in writing.

We are a Maryland corporation. We have elected to be taxed as a REIT under the Code and intend to maintain our qualification as a REIT. Under our charter, we may engage in any lawful activity permitted by the Maryland General Corporation Law.

Length of Investment

The Partnership has a stated term expiring on December 31, 2093, although it may be terminated earlier upon certain circumstances.	We have a perpetual term and intend to continue our operations for an indefinite time period.

Additional Equity

The Partnership is authorized to issue units in exchange for additional capital contributions as determined by the general partner, in its sole discretion. In exchange for such capital contributions, the Partnership may issue partnership interests to the general partner, may issue additional units to existing limited partners, and may admit third parties as additional limited partners.

The board of directors may issue, in its discretion, additional equity securities consisting of common stock or preferred stock; provided, that the total number of shares issued does not exceed the authorized number of shares of stock set forth in our charter.

Borrowing Policies

The Partnership has no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of the Partnership.

Neither our charter nor our bylaws impose any restrictions on our ability to incur borrowings. However, our revolving credit and secured term loan facilities and the indentures under which our senior unsecured debt is issued contain certain financial covenants and operating covenants, including, among other things, limitations on our ability to incur secured and unsecured debt.

Other Investment Restrictions

Other than restrictions precluding investments by the Partnership that would adversely affect our qualification as a REIT and restrictions on transactions with affiliates, the partnership agreement does not generally restrict the Partnership’s authority to enter into certain transactions, including, among others, making investments, lending Partnership funds, or reinvesting the Partnership’s cash flow and net sale or refinancing proceeds.

Neither our charter nor our by-laws impose any restrictions upon the types of investments made by us.

Management Control

All management powers over the business and affairs of the Partnership are vested in the general partner, and generally no limited partner of the Partnership has any right to participate in or exercise control or management power over the business and affairs of the Partnership, except as otherwise set forth in the partnership agreement. The general partner may not be removed by the limited partners of the Partnership with or without cause.

The board of directors has exclusive control over our business and affairs subject only to the restrictions in our charter and bylaws. The board of directors is classified into three classes of directors. At each annual meeting of the stockholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the board of directors may be altered or eliminated without a vote of the stockholders. Accordingly, except for their vote in the elections of directors, stockholders have no control over our ordinary business policies.

Fiduciary Duties of General Partners and Directors

Under Delaware law, the general partner of the Partnership is accountable to the Partnership as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the partnership agreement, the general partner is not liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by partners as a result of errors in judgment or of any act or omission, provided that the general partner has acted in good faith.

Under the Maryland General Corporation Law, the directors must perform their duties in good faith, in a manner that they reasonably believe to be in the best interests of the Company and with the care of an ordinarily prudent person in a like position. Any director who acts in such a manner generally will not be liable to the Company for monetary damages arising from his or her activities as a director of the Company.

Management Liability and Indemnification

As a matter of Delaware law, the general partner has liability for the payment of the obligations and debts of the Partnership unless limitations upon such liability are stated in the document or instrument evidencing the obligations. Under the partnership agreement, the Partnership has agreed to indemnify the general partner and any director or officer of the general partner from and against all losses, claims, damages, liabilities, joint or several, expenses (including attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts incurred in connection with any actions relating to the operations of the Partnership in which the general partner or such director or officer is involved, unless: (i) the act was in knowing violation of the law; (ii) such party received an improper personal benefit; or (iii) the act involved fraud, willful misconduct, recklessness or gross negligence. The reasonable expenses incurred by an indemnitee may be reimbursed by the Partnership in advance of the final disposition of the proceeding upon receipt by the Partnership of a written affirmation by such indemnitee of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by such indemnitee to repay the amount if it is determined that such standard was not met.

Our charter contains a provision which eliminates the liability of our directors and officers to the Company and its stockholders to the maximum extent permitted by Maryland law. Our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the Company and (ii) any individual who, while a director of the Company and at the request of the Company, is or was serving as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Anti-takeover Provisions

Except in limited circumstances (see “—Voting Rights” below), the general partner of the Partnership has exclusive management power over the business and affairs of the Partnership. The general partner may not be removed by the limited partners with or without cause. Subject to certain limitations and after certain specified dates, a limited partner may generally transfer its limited partnership interest without obtaining the approval of the general partner, provided that the general partner has a right of first refusal for any proposed transfer and that the general partner may, in its sole discretion, prevent the admission to the Partnership of substituted limited partners.

Our charter and bylaws contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. These provisions include, among others: (i) a staggered board of directors; (ii) authorized stock that may be issued as preferred stock in the discretion of the board of directors, with superior voting or other rights to the common stock; and (iii) provisions designed to avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Code. The Maryland General Corporation Law also contains certain provisions which could have the effect of delaying, deferring or preventing a change in control of the Company or other transaction. See “Certain Provisions of Maryland Law and Our Charter and Bylaws.”

Voting Rights

Under the partnership agreement, the limited partners have voting rights in limited circumstances, including as to the dissolution of the Partnership and certain amendments to the partnership agreement, as described more fully below. Otherwise, all decisions relating to the operation and management of the Partnership are made by the general partner.

Our business and affairs are managed under the direction of our board of directors, consisting of three classes having staggered terms of office. Each class is to be elected by the stockholders at annual meetings. The Maryland General Corporation Law requires that certain major corporate transactions, including most amendments to our charter, may not be consummated without the approval of stockholders as set forth below. All shares of common stock have one vote per share, and our charter permits the board of directors to classify and issue preferred stock in one or more series having voting power which may differ from that of the common stock.

The following is a comparison of the voting rights of the holders of units and our stockholders as they relate to certain major transactions:

Amendment of the Partnership Agreement or our Charter

The partnership agreement may be amended through a proposal by the general partner or a majority in interest of the limited partners. Such proposal, in order to be effective, must be approved by the general partner and by the written vote of a majority in interest of the limited partners. Certain amendments that affect the fundamental rights of limited partners (e.g., convert a limited partner interest in the Partnership into a general partner interest, modify the limited liability of a limited partner, alter rights of the partner to receive distributions or allocations, alter or modify redemption rights, and certain other matters) must be approved by each affected limited partner. In addition, the general partner may, without consent of the limited partners, amend the partnership agreement (i) to add to the obligations of the general partner or surrender any right or power granted to the general partner or any affiliate of the general partner for the benefit of the limited partners and (ii) as to certain ministerial matters.

Under the Maryland General Corporation Law and our charter, amendments to our charter generally must be advised by the board of directors and approved by the holders of at least a majority of the votes entitled to be cast on the matter.

Vote Required to Dissolve the Partnership or the Company

The general partner may not elect to dissolve the Partnership without the prior written consent of at least a majority in interest of the limited partners.

Under the Maryland General Corporation Law and our charter, dissolution of the Company must be advised by the board of directors and approved by the holders of at least a majority of the votes entitled to be cast on the matter.

Vote Required to Sell Assets or Merge

Under the partnership agreement, the general partner has the full power and authority to effectuate the sale, transfer, exchange or other disposition of any of the Partnership’s assets or the merger, consolidation, reorganization or other combination of the Partnership with or into another entity.

Under the Maryland General Corporation Law and our charter, the sale of all or substantially all of our assets, or our merger or consolidation, requires the approval of the board of directors and the holders of at least a majority of the votes entitled to be cast on the matter. No approval is required for the sale of less than all or substantially all of our assets.

Compensation and Fees

The general partner does not receive any compensation for its services as general partner of the Partnership. The Partnership will reimburse the general partner for all expenses incurred relating to the ongoing operation of the Partnership.

Our officers and outside directors receive compensation for their services.

Liability of Investors

Under the partnership agreement and applicable Delaware law, the liability of the limited partners for the Partnership’s debts and obligations is generally limited to the amount of their investment in the Partnership.

Under Maryland law, stockholders generally are not personally liable for the debts or obligations of the Company.

Review of Investor Lists

Under the partnership agreement, a limited partner of the Partnership, upon written demand with a statement of the purpose of such demand and at the limited partner’s expense, is entitled to obtain a current list of the name and last known business, residence or mailing address of each partner of the Partnership.

Under the Maryland General Corporation Law, one or more stockholders holding of record for at least six months at least five percent of the outstanding stock of any class of a corporation may, upon written request, inspect and copy during usual business hours of the corporation’s books of account and its stock ledger, or if the corporation does not maintain the original or a duplicate stock ledger at its principal office, obtain a verified list of stockholders, setting forth the name and address of each stockholder and the number of shares of each class held by each stockholder.

Potential Dilution of Rights

The general partner of the Partnership is authorized, in its sole discretion and without limited partner approval, to cause the Partnership to issue additional limited partnership interests for any Partnership purpose at any time to the limited partners or to other persons (including the general partner).

The board of directors may issue, in its discretion, additional shares of common stock or preferred stock, or securities convertible into shares of its common or preferred stock. The issuance of additional shares of either common stock or preferred stock or other convertible securities may result in the dilution of the interests of the stockholders.

Liquidity

Subject to certain limitations and after certain specified dates, a limited partner may generally transfer its limited partnership interest in the Partnership without obtaining the approval of the general partner, subject to the general partner’s right of first refusal for any proposed transfer. The general partner may, in its sole discretion, prevent the admission to the Partnership of substituted limited partners.

The Redemption Shares will be freely transferable as registered securities under the Securities Act. Our common stock is listed on the New York Stock Exchange under the symbol “NXL.” The breadth and strength of this secondary market will depend, among other things, upon the number of shares of common stock outstanding, our financial condition, performance and prospects, the market for similar securities issued by REITs, and our dividend yield compared to that of other debt and equity securities.

Federal Income Taxation

The Partnership itself is not subject to federal income taxes. Instead, each holder of units includes its allocable share of the Partnership’s taxable income or loss in determining its individual federal income tax liability. The maximum federal income tax rate for individuals under current law is 35%.

We have elected to be taxed as a REIT for federal income tax purposes. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT. Even a REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain circumstances. In addition, certain subsidiaries of a REIT may be subject to federal income taxation. The maximum federal income tax rate for corporations under current law is 35%. Stockholders generally will be subject to taxation on dividends (other than designated “capital gain dividends” and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates that generally apply to dividends received from a regular C corporation.

Depending on certain facts, a unit holder’s allocable share of income and loss from the Partnership may be subject to the “passive activity” limitations. Under the “passive activity” rules, a unit holder’s allocable share of income and loss from the Partnership that is considered “passive income” generally can only be offset against a holder’s income and loss from other investments that constitute “passive activities.” Cash distributions from the Partnership are generally not taxable to a holder of units except to the extent they exceed such holder’s basis in its interest in the Partnership (which will include such holder’s allocable share of the Partnership’s nonrecourse debt).

Dividends paid by us will be treated as “portfolio” income and generally cannot be offset with losses from “passive activities.” Distributions made by us to our taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as “capital gain dividends” or “qualified dividend income”) will be taken into account by them as ordinary income. Distributions that are properly designated by us as “capital gain dividends” or “qualified dividend income” may be taxed at long-term capital gain rates, subject to certain exceptions. Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will first be treated as a non-taxable return of capital to the extent of a stockholder’s adjusted basis in its stock, with the excess taxed as capital gain (if the stock has been held as a capital asset).

Holders of units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which the Partnership owns property, even if they are not residents of those states.

Stockholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.

PLAN OF DISTRIBUTION

This prospectus relates to the possible issuance of up to 1,343,807 Redemption Shares, if, and to the extent that, the holders of an equal number of units tender such units for redemption and we elect to exchange the holders’ units for shares of our common stock. Beginning on March 1, 2007,with respect to the EastChase Units, and beginning on March 15, 2007, with respect to the Hillcrest Units and the Fox Run Units, the units became or will become, as applicable, redeemable by the holder thereof for cash or, at our option, shares of our common stock on a one-for-one basis (subject to adjustment in the event of stock splits, stock dividends and similar events in the future).

We are registering the Redemption Shares being offered by this prospectus pursuant to contractual obligations under registration rights agreements in order to permit the redeeming unit holders to offer or sell such shares without restriction, in the open market or otherwise. However, the registration of such shares does not necessarily mean that any of the units will be tendered for redemption or that we will in fact issue any of the common stock upon redemption, or that if issued, such holders will offer or sell any of their shares.

Neither the Company nor the general partner will receive any cash proceeds from the issuance of the Redemption Shares to the unit holders upon receiving a notice of redemption, but the general partner (which is a wholly-owned subsidiary of the Company) will acquire units from the redeeming unit holders in exchange for any shares of common stock we issue pursuant to this prospectus. Consequently, with each redemption, the interest of the general partner (which is a wholly-owned subsidiary of the Company) in the Partnership may increase.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of common stock offered by means of this prospectus and certain federal income tax matters have been passed upon for us by Hogan & Hartson LLP.

1,343,807 Shares

NEW PLAN EXCEL REALTY TRUST, INC.

Common Stock

PROSPECTUS

March 15, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                   Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the registration and potential issuance of the Redemption Shares. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$1,373
Accounting Fees and Expenses	20,000
Legal Fees and Expenses	50,000
Printing Expenses	10,000
Miscellaneous	18,627
Total	$100,000

Item 15.                   Indemnification of Directors and Officers

Our charter and bylaws require us to indemnify our directors, officers and certain other persons to the fullest extent permitted from time to time by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify its directors, officers and certain other persons against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceedings and (i) was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit, or (iii) in the case of any criminal proceeding the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttal presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

Item 16.                   Exhibits

The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference.

Item 17.                   Undertakings

(a)           The undersigned registrant hereby undertakes:

(1)                      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                          To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)                   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1943 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2)                      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)                      That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(A)                  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)                    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)                      That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                         Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)                      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)                   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)                  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 26, 2007.

NEW PLAN EXCEL REALTY TRUST, INC.,
a Maryland Corporation

By:	/s/ Glenn J. Rufrano
Glenn J. Rufrano
Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John B. Roche and Steven F. Siegel, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Act”), and to file the same, with all exhibits and other documents in connection therewith, with the Securities and Exchange Commission, and to execute, deliver and file any other documents and instruments in the undersigned’s name or on the undersigned’s behalf which said attorneys-in-fact and agents, or either of them, may determine to be necessary or advisable to comply with the Act and any rules or regulations promulgated thereunder, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue of the power of attorney granted hereby.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William Newman	Chairman of the Board of Directors	February 26, 2007
William Newman

/s/ Glenn J. Rufrano	Chief Executive Officer and a Director	February 26, 2007
Glenn J. Rufrano	(principal executive officer)

/s/ John B. Roche	Executive Vice President and Chief Financial	February 26, 2007
John B. Roche	Officer (principal financial officer)

/s/ Steven Splain	Senior Vice President and Chief Accounting	February 26, 2007
Steven Splain	Officer (principal accounting officer)

/s/ Raymond H. Bottorf	Director	February 26, 2007
Raymond H. Bottorf

/s/ Irwin Engelman	Director	February 26, 2007
Irwin Engelman

/s/ Norman Gold	Director	February 26, 2007
Norman Gold

Director
Matthew Goldstein

/s/ Nina Matis	Director	February 26, 2007
Nina Matis

/s/ H. Carl McCall	Director	February 26, 2007
H. Carl McCall

/s/ Melvin D. Newman	Director	February 26, 2007
Melvin D. Newman

/s/ George Puskar	Director	February 26, 2007
George Puskar

Director
Gregory A. White

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of the Charter of the Company (filed as Exhibit 3.01 Amendment No. 1 to the Company’s Registration Statement on Form S-3, File No. 33-59195)

3.2	Articles of Amendment of Articles of Amendment and Restatement of the Charter of the Company (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3, File No. 333-65211)

3.3

Restated Bylaws of the Company, effective as of February 23, 2004 (incorporating all amendments thereto through February 23, 2004)(filed as Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)

4.1

Articles Supplementary classifying 150,000 shares of preferred stock as 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock (filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-3, File No. 333-65211)

4.2

Articles Supplementary for the 7.625% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $250.00 Per Share, Par Value $.01 Per Share (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 17, 2003)

4.3	Registration Rights Agreement, dated as of February 16, 2005, by and between the Company and Hillcrest Shopping Complex, LLC and Gordon Farms, Inc.*

4.4	Registration Rights Agreement, dated as of November 10, 2005, by and between the Company and Wilchase, LLC and Jessamine Associates, Ltd.*

4.5

Registration Rights Agreement, dated as of December 1, 2006, by and between the Company and Carpenter Fox Run, LLC, Phillip C. Vitali, Darren D. Messina, John D. Hamilton, Jr., I. Jefferson McKenzie, Peter A. Diana, Ellen P. Hyde and Matthew Abusheery*

5.1	Opinion of Hogan & Hartson LLP regarding the legality of the securities being registered*

8.1	Opinion of Hogan & Hartson LLP regarding certain tax matters*

10.1

Second Amended and Restated Agreement of Limited Partnership of Excel Realty Partners, L.P., dated as of May 19, 2003 (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

10.2

First Amendment to Second Amended and Restated Agreement of Limited Partnership of Excel Realty Partners, L.P., dated as of December 7, 2004 (filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)

23.1	Consent of PricewaterhouseCoopers LLP*

23.2	Consent of Hogan & Hartson LLP (included in Exhibit 5.1)

23.3	Consent of Hogan & Hartson LLP (included in Exhibit 8.1)

24.1	Powers of Attorney (included on signature page)

*  Filed herewith